UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group        (a) /x/
                                                              (b) /  /
3.    SEC Use Only

4.    Source of Funds                                            WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                     KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             1,003,309
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               1,003,309
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,003,309
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)         21.5%
                                                              (See Item 5)

14.   Type of Reporting Person                                     CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group          (a) /x/
                                                                (b) /  /
3.    SEC Use Only

4.    Source of Funds                                            BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                       KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             4,003,309
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               4,003,309
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting
Person
                               4,003,309
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)          85.8%
                                                              (See Item 5)

14.   Type of Reporting Person                                     CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group          (a) /x/
                                                                (b) /  /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                    UNITED STATES

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             4,003,309
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               4,003,309
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               4,003,309
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  85.8%
                                                               (See Item 5)

14.   Type of Reporting Person                                     IN

      This Amendment No. 7 to Schedule 13D amends the information contained in the Schedule 13D dated June 4, 1999, as previously amended, filed by GFS Acquisition Company, Inc., General Financial Services, Inc. and Mr. Steve K. Miller.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                -------------------------------------------------

      Item 3 of the Schedule 13D is supplemented as follows:

      In January 2001, GFS foreclosed its lien on the 3,000,000 Judgment Shares and became the record owner of such shares.

      On various dates since May 21, 1999, GFS Acquisition acquired 1,003,309 shares of Common Stock for approximately $943,267. GFS Acquisition paid for these shares from funds contributed to it by GFS. GFS either contributed funds from its working capital or borrowed the funds under a Business Loan Agreement dated November 15, 1999 between GFS and Commerce Bank, N.A. (a copy of which has been previously filed as Exhibit 3) and then contributed the borrowed funds to GFS Acquisition. The purchase date, number of shares of Common Stock acquired and the purchase price per share of each acquisition is described in the following table.

         Purchase Date     No. of Shares      Approximate
                                              Price/Share
            05/21/99                30,000           $0.2600
            05/24/99                 5,000           $0.2700
            05/24/99                15,000           $0.2800
            05/28/99                10,000           $0.3200
            05/28/99                 2,500           $0.6000
            05/28/99                 2,500           $0.6300
            05/28/99                 2,500           $0.5700
            05/28/99                10,000           $0.4000
            05/28/99                 2,500           $0.5300
            05/28/99                 5,000           $0.3800
            06/04/99                 5,000           $0.6000
            06/09/99                 5,000           $0.7200
            06/09/99                 5,000           $0.7500
            06/10/99                 2,500           $0.8416
            06/10/99                 2,500           $0.9187
            06/10/99                 2,500           $0.9187
            06/14/99                 5,000           $0.8723
            06/14/99                10,000           $0.8925
            07/14/99                30,000           $0.7771
            07/22/99                35,000           $0.9556
            08/04/99                10,000           $0.6875
            08/27/99                10,000           $0.7000
            09/15/99               277,422           $0.8000
            09/15/99                10,000           $0.7000
            10/10/99                15,000           $0.7500
            10/15/99                 7,500           $0.7500
            10/20/99                 5,000           $0.8000
            12/09/99                 2,500           $0.8000
            01/13/00                51,000           $0.7800
            01/14/00               290,000           $1.1600
            04/03/00                   500           $1.0000
            05/01/00                 5,000           $0.6560
            06/15/00                25,000           $0.6563
            06/20/00                 5,000           $0.6875
            09/25/00                 2,500           $0.6875
            02/19/01                66,887           $1.9111
            02/23/01                 2,500           $0.8750
            02/23/01                 2,500           $0.8750
            02/23/01                 2,500           $0.9375
            03/02/01                 2,000           $1.0313
            03/02/01                11,500           $1.0313
            03/13/01                11,500           $1.0625

      On October 31, 2001, the Issuer commenced a tender offer for all of its Common Stock at a purchase price of $1.00 per share and for all of its Preferred Stock at a purchase price of $30.00 per share. The tender offer for the Common Stock expired on February 15, 2001 and the tender offer for the Preferred Stock expired on March 16, 2001. As a result of the tender offer, the Issuer acquired 427,563 shares of Common Stock (representing 8.4% of the outstanding Common Stock) and 1,075 shares of Preferred Stock (representing 11.2% of the Preferred Stock). The tendered shares were cancelled and as a result, the percentage of the outstanding Common Stock beneficially owned by GFS, GFS Acquisition and Steve K. Miller was increased.

      As of March 30, 2001, shareholders who claim to have lost their stock certificates have submitted letters of transmittal for 82 shares of Preferred Stock and 18,100 shares of Common Stock. The Issuer has agreed to accept such tendered shares if the shareholders satisfy the transfer agent's requirement for delivery of a lost stock affidavit and the payment of a transfer service fee. If these shares are acquired by the Issuer, the percentage of the outstanding Common Stock owned by GFS, GFS Acquisition and Steve K. Miller will be increased.

      ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
                ------------------------------------

      Item 5 of the Schedule 13D is supplemented as follows:

      (a) GFS Acquisition beneficially owned as of April 1, 2001, 1,003,309 shares of Common Stock, which it believes to be 21.5% of the outstanding shares of Common Stock of the Issuer.

      GFS is the owner of 3,000,000 shares of common stock. As the sole shareholder of GFS Acquisition, GFS also beneficially owns the 1,003,309 shares of Common Stock owned by GFS Acquisition on April 1, 2001. GFS believes these shares represent a total of 85.8% of the outstanding shares of Common Stock of the Issuer.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 4,003,309 shares of Common Stock beneficially owned by GFS on April 1, 2000. As described above, Mr. Miller believes these shares to be 85.8% of the outstanding shares of Common Stock of the Issuer.

      (b) As the President, sole director and sole shareholder of GFS, Mr. Miller shares with GFS the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock beneficially owned by GFS.

      As the President, sole director and sole shareholder of GFS and as the President and sole director of GFS Acquisition, Mr. Miller shares with GFS Acquisition and GFS the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

      As sole shareholder of GFS Acquisition, GFS shares with GFS Acquisition and Mr. Miller the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

     (c) See Item 3. Other than the transactions listed in Item 3, no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e) Not applicable.


                             SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GFS ACQUISITION COMPANY, INC.


April 5, 2001                 By:  /s/ Steve K. Miller
                                   --------------------------------------
                                   Steve K. Miller, President



                               GENERAL FINANCIAL SERVICES, INC.


April 5, 2001                 By:  /s/ Steve K. Miller
                                   --------------------------------------
                                   Steve K. Miller, President



April 5, 2001                      /s/ Steve K. Miller
                                   --------------------------------------
                                   Steve K. Miller